FOR IMMEDIATE RELEASE

                                                                   July 14, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


  Advantest corrects "Advantest Issues Stock Option (Stock Acquisition Rights)
                               to Employees, etc."

Tokyo -July 14, 2006 - Advantest Corporation (the "Company") corrects "Advantest Issues Stock Option (Stock Acquisition Rights) to Employees, etc." disclosed on July 13, 2006 as set forth below. The corrections are underlined.



(Before correction)
6. Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
   (a) The amount of capital increased by the issue of the shares upon exercise of the stock acquisition rights is 5,880 Yen per share.
                                      -------------------
   (b) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the stock acquisition rights is 5,880 Yen per share.
                                                           -------------------

(After correction)
6. Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
   (a) The amount of capital increased by the issue of the shares upon exercise of the stock acquisition rights is 7,112 Yen per share.
                                      -------------------
   (b) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the stock acquisition rights is 7,112 Yen per share.
                                                           -------------------


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